[GRAPHIC OMITTED]                                                  WolfBlock(SM)


1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103-2097
Tel: (215) 977-2000 [_] Fax: (215) 977-2740 [_] www.WolfBlock.com


Pamela A. Morone
Direct Dial: (215) 977-2055
Direct Fax:  (215) 405-2955
E-mail:      pmorone@wolfblock.com



                                November 17, 2005





VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

         RE:      TOLL BROTHERS FINANCE CORP.
                  REGISTRATION STATEMENT ON FORM S-4
                  FILED SEPTEMBER 29, 2005
                  FILE NO. 333-128683

                  TOLL BROTHERS, INC.
                  FORM 10-K FOR FISCAL YEAR ENDED OCTOBER 31, 2004 FILED JANUARY 13, 2005
                  FILE NO. 1-9186
                  -------------------------------------------------
Dear Ms. Long:

         We are counsel to Toll Brothers, Inc. (the "Company"). This letter sets forth the responses provided by the Company to the comments in your letter to the Company, dated October 28, 2005. The comments in your letter relate to Toll Brothers Finance Corp.'s Registration Statement on Form S-4 (the "Registration Statement") and the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2004, as identified in the caption above. On behalf of the Company and its 100 % owned subsidiaries, Toll Brothers Finance Corp. and the additional registrants included on the Registration Statement, we are filing Amendment No. 1 (the "Amendment") to the above-referenced Registration Statement and in accordance with your comment letter, we also are providing you supplementally with four copies of each of (i) the revised prospectus, which has been filed as part of the Amendment (the "Revised Prospectus"), which has been marked to indicate all changes and (ii) this letter which is keyed to your comments and which has been marked, where applicable, to indicate the respective page numbers of the revised prospectus where we have responded to your comments. As set forth in more detail below, the Company does not believe an amendment to its Annual Report on Form 10-K for its fiscal year ended October 31, 2004 (the "2004 10-K") is necessary in that the Company believes that the revisions to the Company's disclosures required in response to the Commission's comments noted herein would not be considered material by investors. As Mark K. Kessler of this firm previously discussed with Brigitte Lippmann, the Company will, however, revise its disclosures consistent with your comments and the responses below in its Annual Report on Form 10-K for its fiscal year ended October 31, 2005, which report is expected to be filed in late December 2005 or early January 2006.

Pamela A. Long
November 17, 2005
Page 2


GENERAL COMMENTS
----------------

Comment No. 1
-------------

Provide us with an executed supplemental letter that:

                  (1) states that you are registering the exchange offer in reliance upon the relevant Exxon Capital no-action letters; and

                  (2) includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

The accompanying letter, dated November 17, 2005, from the Company is being provided in response to this comment.

Comment No. 2
-------------

As currently represented, the offer could be open for less than the 20 business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

This will confirm that the exchange offer will be kept open for at least 20 full business days.

Comment No. 3
-------------

Please update all information in the prospectus to the most recent practicable date.

This will confirm that the Company will update all information in the prospectus to the most recent practicable date.

Pamela A. Long
November 17, 2005
Page 3


GUARANTOR FINANCIAL INFORMATION
-------------------------------

Comment No. 4
-------------

The guarantor financial information you have provided in Note 14 to your Form 10-K for the year ended October 31, 2004 does not provide the disclosures required by Rule 3-10 with regard to the $300 million of 5.15% Senior Notes due 2015 that is being registered with this Form S-4. Please revise your financial statements to provide such information and specifically disclose, if true, that the guarantor subsidiaries are 100% owned and have provided full and unconditional, joint and several guarantees as they relate to the $300 million 5.14% Senior Notes. You may include your revised financial statements in an amendment to your Form 10-K or alternatively in a Form 8-K.

The 5.15% Senior Notes due 2015 (the "5.15% Notes") were issued by Toll Brothers Finance Corp. in June 2005, subsequent to the filing of the 2004 10-K. In the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2005, the Company discloses in Note 4 to the financial statements included therein that the 5.15% Senior Notes due 2015 were guaranteed jointly and severally on a senior basis by the Company and substantially all of the Company's homebuilding subsidiaries and that the guarantees are full and unconditional. In Note 14 to the financial statements included therein, the Company confirms that all of Toll Brothers Finance Corp.'s outstanding senior notes, including the 5.15% Notes, are guaranteed jointly and severally on a senior basis by the Company and substantially all of the Company's homebuilding subsidiaries and that the guarantees are full and unconditional. Note 14 further confirms that such subsidiaries are wholly-owned by the Company. In response to this comment, while the Company believes "wholly-owned" and "100% owned" are synonymous, the Company will in future filings modify the terminology in this disclosure to reflect the fact that the guarantor subsidiaries are 100% owned.

Comment No. 5
-------------

Confirm to us supplementally that all of your guarantor subsidiaries for your 5.15% Senior Notes due 2015 have been included in Toll Brothers, Inc's audited financial statements for at least nine months. If any guarantor subsidiary has not been included in the audited financial statements for such period, address the need to provide separate financial statements of such guarantor subsidiaries in accordance with Rule 3-10(g) of Regulation S-X.

The Company confirms that all of the guarantor subsidiaries of the 5.15% Notes were included in the Company's audited financial statements as of October 31, 2004, except certain of the guarantor subsidiaries that were formed subsequent to October 31, 2004; these subsidiaries were not included in the Company's audited financial statements for its fiscal year ended October 31, 2004, but have been included in the unaudited financial statements for the Company's fiscal quarter ended July 31, 2005. Because the aggregate net book value of these newly formed subsidiary guarantors is less than 20% of the principal amount of the securities being registered, the Company respectfully submits that separate financial statements for these subsidiaries are not required to be provided under Rule 3-10(g)(ii) of Regulation S-X.

Pamela A. Long
November 17, 2005
Page 4



SUMMARY--RANKING, PAGE 9
------------------------

Comment No. 6
-------------

Please quantify and state, as of the most recent practicable date, the total amount of debt that is senior, equal and junior to these notes, listing the total amount for each type separately.

With regard to debt that is senior to the 5.15% Notes, page seven of the prospectus to the Registration Statement indicates that the 5.15% Notes will be
(a) structurally subordinated to the prior claims of creditors, including trade creditors, of the Company's subsidiaries that are not guarantors of the senior notes, the aggregate amount of which claims was approximately $170.4 million as of July 31, 2005 and (b) effectively subordinated to the secured indebtedness of the guarantors of the 5.15% Notes, the aggregate amount of such indebtedness at July 31, 2005 was approximately $147.7 million. The Company confirms that it has no other debt senior to the 5.15% Notes.

Page eight of the prospectus to the Registration Statement further confirms that the 5.15% Notes rank equally with all of the Company's unsecured and unsubordinated indebtedness, including, without limitation, Toll Brothers Finance Corp.'s 6.875% Senior Notes due 2012, 5.95% Senior Notes due 2013, and 4.95% Senior Notes due 2014, and any indebtedness arising from the Company's guarantee of First Huntingdon Finance Corp.'s $1.2 billion unsecured revolving credit facility. In response to this comment, the Company has revised its disclosure on page eight of the Revised Prospectus to indicate the amounts outstanding of the above-referenced senior notes, and has further quantified, as of the most recent practicable date, the total amount of all other indebtedness which ranks equally with the 5.15% Notes.

Lastly, the 5.15% Notes will rank senior to Toll Corp.'s senior subordinated notes. In response to this comment, the Company has revised its disclosure to indicate the amounts outstanding of Toll Corp.'s senior subordinated notes. See page eight of the Revised Prospectus.

RISK FACTORS, PAGE 14
---------------------

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT . . . , PAGE 14
-------------------------------------------------------------------

Comment No. 7
-------------

Supplementally confirm to us that you are in compliance with the restrictions in your debt instruments as of the latest practicable date. If you are not, please disclose any non-compliance and appurtenant risks here.

The Company confirms that, at July 31, 2005, the Company was in compliance with the restrictions in its debt instruments. In addition, as of the date of this letter, the Company believes it is in compliance with such restrictions.

Pamela A. Long
November 17, 2005
Page 5


DESPITE OUR CURRENT INDEBTEDNESS LEVELS . . . , PAGE 15
-------------------------------------------------------

Comment No. 8
-------------

Quantify the amount of additional debt you may incur.

As of July 31, 2005, the Company and the guarantor subsidiaries could incur approximately $6.9 billion of additional indebtedness. In response to this comment, the Company has revised its disclosure to include this information. See page 15 of the Revised Prospectus.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENT, PAGE 30
-----------------------------------------------------------

Comment No. 9
-------------

We note your disclosure in the first paragraph under the bullet points concerning oral notice. Please advise us as to how oral notice is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

As set forth in the disclosure cited above, in the event the Company elects to extend the period of time the exchange offer is kept open, it will provide the exchange agent with oral or written notice of such election. In such event, the Company would issue a press release or otherwise make a timely public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Such release or announcement would inform registered holders of the outstanding 5.15% Notes of the extension in accordance with the requirements of Rule 14e-1(d).

PROCEDURES FOR TENDERING OLD NOTES, PAGE 30
-------------------------------------------

Comment No. 10
--------------

We note your disclosure on page 32 concerning the registrant's right to waive ineligibility requirements of holders who seek to tender old notes in the exchange offer. Please advise us how this fits within the current Exxon Capital line of letters. We may have further comment based on your response.

The Company has revised its disclosure on page 33 of the Revised Prospectus to clarify that the ineligibility of any tendering holder can only be waived in accordance with applicable law, regulation or interpretation of the staff of the SEC. The Company believes that this revision clarifies that the Company will not waive ineligibility requirements of any holder to the extent such waiver would be inconsistent with the Exxon Capital line of letters.

Pamela A. Long
November 17, 2005
Page 6


ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES; PAGE 34
-------------------------------------------------------------------------

Comment No. 11
--------------

Please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

The Company has revised its disclosure accordingly. See page 35 of the Revised Prospectus.

Comment No. 12
--------------

We note the disclosure on page 35 indicating that you will return any old notes not accepted for exchange "as promptly as practicable" after expiration of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise.

The Company has revised its disclosure accordingly. See page 35 of the Revised Prospectus.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER, PAGE 35
-------------------------------------------------

Comment No. 13
--------------

All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, if any, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language that precedes the bullets accordingly.

The first paragraph of this section (see page 35 of the Revised Prospectus) makes clear that the conditions may be asserted ". . . at any time before acceptance of the old notes for exchange or the exchange of the exchange notes
... .." While the Company has committed to issuing or causing the exchange notes to be issued "promptly" after the expiration date, an intervening court action or proceeding, change in law or similar occurrence could cause the Company to assert one of these conditions subsequent to the expiration of the offer but prior to the completion of the exchange. Accordingly, it is respectfully submitted that a modification of the language referenced in this comment is not appropriate.

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES, PAGE 52
-----------------------------------------------------------

Comment No. 14
--------------

Please delete the statement in the first sentence of the first paragraph that the descriptions are provided "solely as a matter of convenience," as it may suggest to investors that they can not rely on this disclosure in making their investment decision.

Pamela A. Long
November 17, 2005
Page 7


The Company has deleted the above-referenced statement and has revised its disclosure to indicate that the descriptions of the operations and procedures of DTC set forth in the Revised Prospectus are based on materials made available by DTC. See page 53 of the Revised Prospectus.

EXHIBITS 5.1 AND 5.2--LEGAL OPINIONS
------------------------------------

Comment No. 15
--------------

You cannot assume that "corporate actions will be timely completed in the manner presently proposed and the terms of such issuance will otherwise be in compliance with law." This appears to assume away the legal matter underlying the opinion. Please delete.

The Company has filed amended Exhibits 5.1 and 5.2 deleting this language in response to this comment.

Comment No. 16
--------------

Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it means all statutes, including the rules and regulations underlying those provisions, Supreme Court and Chancery Court decisions and provisions of the Delaware Constitution that affect the interpretation of the General Corporation Law. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement. Please see Section VIII.A.14 of our November 14, 2000 Current Issues Outline if you need more information.

In response to this comment, we and the Company's General Counsel, Don H. Liu, are supplementally filing the requested letters concurrently herewith.

Comment No. 17
--------------

Please file signed, dated legal opinions prior to requesting effectiveness.

The Company confirms that signed, dated legal opinions will be filed prior to its requesting effectiveness.

Pamela A. Long
November 17, 2005
Page 8


FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2004
----------------------------------------------------

CRITICAL ACCOUNTING POLICIES, PAGE 16
-------------------------------------

Comment No. 18
--------------

You indicate in Note 11 - Commitments and Contingencies that at October 31, 2004, the Company had agreements to purchase land for future development with an aggregate purchase price of approximately $2.0 billion, of which $137.4 million had been paid or deposited. We also note, as indicated in Note 2 -Inventory in your Form 10-Q for the quarter ended July 31, 2005 that you had recorded $73.3 million and $15.4 million at July 31, 2005 and October 31, 2004 of land purchase contracts as inventory pursuant to the requirements of FIN 46. Given the significance of these off-balance sheet financing arrangements, provide a critical accounting policy that highlights the significant terms of these contracts, specifically addressing why certain contracts require that you recognize the land under such contracts and the related liability on your balance sheet. In addition, you should:

                  o address whether your analysis requires you to make material assumptions and if so provide a discussion of each material assumption that you are required to make,

                  o address whether there is any significant differences in the terms of your options versus agreements to purchase land, and

                  o address whether, if you were required to recognize material amounts of land under these contracts and their related liability on your balance sheet, what impact this accounting would have with regard to your material debt covenants.

The Company's agreements to purchase land are purchase contracts entered into in the ordinary course of business; they are not off-balance sheet financing arrangements. As more fully disclosed in the 2004 10-K under "Item 1. Business--Land Policy," many of the Company's option or purchase agreements are entered into on a non-recourse basis and it generally has the right to cancel these agreements for various reasons. Because of these features, the Company's risk of loss is generally limited to the non-recovery of the costs expended to obtain governmental approvals and, in some cases, the forfeiture of the Company's deposit. In addition, the $73.3 million of land purchase contracts at July 31, 2005 are also not off-balance sheet arrangements; the Company recorded these contracts as land in accordance with FIN 46 based on the expectation that it will be required to absorb the majority of the expected losses of the Variable Interest Entity as required by FIN 46. Based on the foregoing, the Company believes its current disclosure to be adequate. The Company will, however, review and update, if needed, the disclosures regarding FIN 46 in future filings. Further, if the Company's off-balance sheet arrangements become significant, the Company will develop and provide a critical accounting policy addressing the issues identified above.

Pamela A. Long
November 17, 2005
Page 9



OFF-BALANCE SHEET ARRANGEMENTS, PAGE 17
---------------------------------------

Comment No. 19
--------------

Please clarify the importance to the company of the off-balance sheet arrangements in respect of your liquidity, capital resources, market risk support, credit risk support or other benefits. See Item 303(a)(4)(i)(B) of Regulation S-K.

The Company does not believe that its off-balance sheet arrangements have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. In that regard, the Company, in the last paragraph of "Management's Discussion and Analysis of Financial Condition and Results of Operations--Off-Balance Sheet Arrangements" in the 2004 10-K, states that: "Our total commitment to these entities is not material to our financial condition." In future filings, the Company will, to the extent material, clarify the importance to the Company of its off-balance sheet arrangements in respect of its liquidity, capital resources, market risk support, credit risk support or other benefits.

Comment No. 20
--------------

Please disclose the amounts of revenues, expenses and cash flows of the company arising from such arrangements and the other information required by Item 303(a)(4)(i)(C) of Regulation S-K.

As indicated above, the Company does not believe that its off-balance sheet arrangements have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Accordingly, the Company respectfully submits that it is not required to provide this disclosure. In future filings, the Company will expand the disclosure regarding the materiality of these arrangements to indicate they are not material to its business. If in the future these arrangements become material to the Company's business, the Company will provide the disclosures required by Item 303(a)(4)(i)(C).

Pamela A. Long
November 17, 2005
Page 10



EQUITY EARNINGS IN CONSOLIDATED ENTITIES, PAGE 20
-------------------------------------------------

Comment No. 21
--------------

Clarify why earnings from your unconsolidated entities vary significantly from year to year.

Many of the Company's unconsolidated entities are land development projects or high-rise construction/condominium conversion projects and do not generate any revenues and earnings for a number of years during development of the property. Once development is complete, the entities will, over a relatively short period of time, generate revenues and earnings until all the assets are sold. Because there is not a steady flow of revenues and earnings from these entities, the earnings will vary significantly from year to year. In order to assist investors in understanding the impact earnings from these entities have on the Company's income statement, the Company provides guidance as to the expected earnings from these entities for the subsequent year. The Company will expand its disclosure in future filings to further clarify why earnings from its unconsolidated entities vary significantly from year to year.

CAPITAL RESOURCES AND LIQUIDITY
-------------------------------

Comment No. 22
--------------

We do not understand how any discussion of cash flows from operating activities, before inventory additions, is a meaningful measure of your liquidity. In this regard, we note that notwithstanding the fact that you have several years' supply of home sites such that you do not need to buy home sites immediately to replace the ones delivered, we note (i) that such home sites required the expenditure of cash in prior periods and (ii) you will continue to utilize cash to acquire home sites and incur inventory costs related to your homebuilding operations if you intend to continue such operations into the future. Please revise to delete such discussion or provide a comprehensive discussion of the material limitations of this non-GAAP measure of your liquidity.

The Company believes that its disclosure is consistent with GAAP. In most industries, inventory is turned over several times a year. Because of the nature of the Company's business, it purchases land that may remain in inventory for a period of four to ten years, depending on the size of the tract of land. In addition, the Company's revenues have grown at a compound annual growth rate in excess of 20% over the last 10 years and in fiscal 2005 grew approximately 50% above fiscal 2004. Because investors must evaluate the Company's cash flow in light of the business in which the Company is engaged, the Company believes that a strong indication of the strength of the business is the amount of cash generated from operations before inventory growth. The Company has disclosed that due to the size of its backlog, if the current demand for homes declines, it would complete homes previously sold and not commence construction of as many new ones, thus generating cash. The Company further discloses in the last paragraph of "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity" that it believes it has adequate funds from available sources to fund future growth and meet its contractual obligations. The Company believes that its discussion of cash flows from operating activities, before inventory additions, together with its cash flows disclosure in its financial statements, provide meaningful cash flow information both before and after inventory considerations because of the unusual issues presented by inventory in the Company's business.

Pamela A. Long
November 17, 2005
Page 11


Comment No. 23
--------------

We also note your discussion of liquidity must be made in the context of your cash flows from operating, investing and financing activities. While presentation of cash flows from operating activities is useful, this information should be considered in the framework of your statements of cash flows which reflects management's decisions as to the use of these cash flows and the external sources of capital used. As such, please expand your liquidity discussion to provide a comprehensive discussion of your cash flows from the three major categories of the statements of cash flows from period to period.

The Company respectfully submits that its cash flow from investing and financing activities is readily apparent from the face of the Company's financial statements and from its current disclosures. The most significant financing activities in the Company's Consolidated Statements of Cash Flows, i.e., the issuance of senior notes and retirement of outstanding publicly held debt securities, are discussed in the 2004 10-K in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity." The most significant investing activity in the Company's Consolidated Statements of Cash Flows, i.e., the Company's investments in and advances to unconsolidated entities, is outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Off-Balance Sheet Arrangements" and in Note 10 to the financial statements filed with the 2004 10-K. Notwithstanding the foregoing, if the Company's investing and financing activities reach a level of complexity such that a comprehensive discussion of them would be meaningful to investors, the Company will in future filings expand its liquidity discussion to provide a comprehensive discussion of cash flows from all three categories.

Comment No. 24
--------------

We note that a majority, if not all, of your debt instruments contain financial covenants. As such, please include a discussion of your material financial debt covenants, including the actual ratio amounts for the most recent period presented, unless management believes that the likelihood of default is remote. In addition, discuss the potential impact of any material limitations these covenants impose on your company. Address how these limitations may impact your financial condition and operating performance. Refer to Sections IV.B and IV.C of the SEC Interpretive Release No. 33-8350 dated December 19, 2003 and Section
501.03 of the Financial Reporting Codification for additional guidance.

The only financial covenants with which the Company is required to comply are contained in its revolving credit agreement. Those financial covenants which are material to the Company are outlined in Note 3 to the Company's financial statements included in the 2004 10-K. The disclosure therein contains the ratios with which the Company must comply and the actual ratios as of fiscal year end. Because the Company's actual ratios are considerably better than the ratios the Company is required to maintain, these covenants have not imposed, and are not expected to impose, any material limitations on the Company and have not materially impacted, and are not expected to materially impact, the financial condition or operating performance of the Company. Accordingly, the Company believes its current disclosure to be adequate.

Pamela A. Long
November 17, 2005
Page 12



Comment No. 25
--------------

Also, we note your discussion regarding the $1.14 billion loan capacity related to First Huntingdon Finance Corp.'s credit agreement. Please confirm to us that the amount related to the unused borrowing capacity under this agreement would not violate any of your existing debt covenants, or provide such disclosure.

The Company confirms that utilization of the unused borrowing capacity under First Huntingdon Finance Corp.'s credit agreement would not violate any of the Company's existing debt covenants.

CONTRACTUAL OBLIGATIONS, PAGE 24
--------------------------------

Comment No. 26
--------------

Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. In addition, address your funding obligation under your pension plans. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company's interest commitments under its interest-bearing debt at October 31, 2004 was as follows (amounts in millions):


     2005                      $ 105.1
     2006-2007                   179.7
     2008-2009                   171.1
     Thereafter                  231.9
     ----------                  -----
     Total                       687.8

The Company's table of contractual obligations table will include this information in future filings.

The Company's contractual obligations table in its 2004 10-K indicates the actual cash obligations the Company has with respect to its 401(k), deferred compensation and supplemental executive retirement plans. The Company believes that this disclosure adequately addresses its funding obligations with respect to post-employment benefits.

Pamela A. Long
November 17, 2005
Page 13


EXECUTIVE COMPENSATION, PAGE 26
-------------------------------

Comment No. 27
--------------

In future filings, please describe more fully the terms of the Mr. Rassman's employment agreement, Bruce Toll's consulting agreement, the bonus and other compensation plans for the executive officers and directors.

The Company believes that the material terms of Mr. Rassman's employment agreement, Bruce Toll's consulting agreement, the bonus and other compensation plans for the executive officers and directors are appropriately described in its proxy statement for its 2005 annual meeting, which descriptions are incorporated by reference into the 2004 10-K.

Comment No. 28
--------------

Please tell us supplementally whether the company pays for the personal use of aircraft by the executive officers.

The Company confirms that it does not pay for the personal use of aircraft by its executive officers.

CERTAIN TRANSACTIONS, PAGE 26
-----------------------------

Comment No. 29
--------------

Please tell us supplementally more details about the following:

                 o the services the company provides to other businesses controlled by the Tolls and quantify the amount paid to the company;

                 o the aggregate costs incurred by the company on behalf of the Trust during the last fiscal year; and

                 o describe the management, assets, and any conflicts of interest relating to the Trust.

File these agreements as exhibits to your amended Form 10-K or tell us where these exhibits are filed.

From time to time the Company will provide a limited amount of accounting, tax and human resource services to the Tolls and companies owned or controlled by them. Robert I. Toll and Bruce E. Toll maintain accounts with the Company to prepay for any services that are provided to them and their companies. In fiscal 2004, the Company provided services with an aggregate value of approximately $41,000 to the Tolls, all of which was paid for from such accounts. These transactions are reviewed and monitored by the Company's Audit Committee.

Pamela A. Long
November 17, 2005
Page 14



The Trust currently owns and operates several office buildings, an 806-unit apartment complex in Virginia, and is developing a 635-unit apartment complex in New Jersey. Oversight of the day-to-day operations of the Trust's properties is provided by specific employees of the Company whose costs are reimbursed to the Company by the Trust. The aggregate cost incurred by the Company on behalf of the Trust during fiscal 2004 was approximately $1,028,000, all of which was reimbursed by the Trust. The Company also provides certain management, construction, administrative and accounting services to the Trust for which it received fee income in the amount of $1.7 million in fiscal 2004. The Company does not believe that there are any conflicts of interest relating to the Trust as the Trust is in the business of developing and selling commercial and residential rental properties, while the Company is in the business of developing and selling residential homes.

The Company has not previously filed, and respectfully submits that it is not required to file, the foregoing agreements as such agreements are not material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

CONSOLIDATED STATEMENTS OF INCOME, PAGE F-2
-------------------------------------------

Comment No. 30
--------------

Please note that it is not appropriate to include equity in earnings within revenues. In this regard, we note that equity in earnings are not revenues and should therefore not be classified as revenues or included in any caption that includes revenues. Present your equity in earnings from unconsolidated partnerships affiliates as a separate line item within your statement of earnings. If your investees are integral to your operations, you may present your investee earnings within operating income. Refer to Rule 5-03.13 of Regulation S-X.

The Company will, in future filings, present "equity in earnings of unconsolidated entities" as a separate line item below total expenses.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-4
-----------------------------------------------

Comment No. 31
--------------

We note that pursuant to paragraphs 16b and 22b of SFAS 95, dividends received (i.e. returns on investments) should be classified as cash inflows from operating activities and receipts from returns of investments should be classified as cash inflows from investing activities. Please revise your financial statements to classify the distributions you received from your equity investees as inflows of cash from your operating activities or demonstrate that the distributions you received were returns of your investment. If revisions to your financial statements are necessary, ensure that you include the appropriate APB 20 disclosures.

Pamela A. Long
November 17, 2005
Page 15


The Company has historically classified the distributions from unconsolidated entities as cash flow from investing activities. Distributions from unconsolidated entities that were distributions of income for each of the last three fiscal years were as follows (amounts in thousands):


                      ---------------------------- -----------------------
                      Fiscal Year                  Income Amount
                      ---------------------------- -----------------------
                      2002                                         $1,483
                      ---------------------------- -----------------------
                      2003                                          1,347
                      ---------------------------- -----------------------
                      2004                                         12,083
                      ---------------------------- -----------------------

The Company will in future filings reclassify these amounts as cash flow from operating activities and will include appropriate APB 20 disclosures.

Comment No. 32
--------------

Please clarify why the $20,288, $9,643 and $6,855 of noncash stock bonus awards as discussed in Note 13 - Supplemental Disclosure to Statements of Cash Flows on page 18 is not presented in your statement of cash flows as an adjustment to reconcile net income to net cash provided by (used in) operating activities.

The amounts paid in Company stock related to bonus awards are reflected in the Consolidated Statements of Cash Flow to the extent these amounts are treated as non-cash. The payment of the bonus award is added back to the change in accounts payable and accrued liabilities in the Consolidated Statements of Cash Flows. The table below reconciles the change in the accounts payable/accrued expenses and reflects the add back of the stock bonus award payment (amounts in thousands):

                                                  2004          2003         2002
                                                ------------------------------------
Balance, end of year                            $ 756,174     $ 498,674    $ 407,666
Add (subtract)
  Balance, beginning of year                     (498,674)     (407,666)    (362,641)
  Stock bonus award payment                        20,288         9,643        6,853
  Contribution to employee retirement
     of treasury stock                              1,301         1,180          883
   Adoption of supplemental
     retirement program - projected
     initial benefit obligation                   (13,702)
   Liability included in accrued
      expenses assumed on acquisition
      of inventory                                               (7,360)
                                                ------------------------------------
Increase in accounts payable and
   accrued expenses                             $ 265,387     $  94,471    $  52,761
                                                ====================================

Pamela A. Long
November 17, 2005
Page 16


Comment No. 33
--------------

Please reconcile your disclosure in Note 7-- Stock-Based Benefit Plans -- Bonus Award Shares which indicates that the Company recognized compensation expense in 2004, 2003 and 2002 of $30.4 million, $20.3 million and $9.6 million, respectively to your disclosure in on page F-18 which indicates your non-cash activity related to your stock bonus awards was $20,288, $9,643 and $6,855 for those periods.

The Company accrues for bonus awards in the year that they are earned, not in the year that they are paid. Because payment of these bonuses occurred during the fiscal year following the fiscal year in which the bonuses were earned, the non-cash activity related to the Company's stock bonus awards reflects payment by the Company of bonus awards accrued during the prior fiscal year. For example, the bonus award amounts accrued in fiscal years 2003 and 2002 ($20.3 million and $9.6 million, respectively) were paid in fiscal 2004 and 2003, respectively, and are reflected in the Company's Consolidated Statements of Cash Flows for the latter periods. The bonus award amount accrued in fiscal year 2004 (i.e., $30.4 million) was paid during fiscal 2005 and will be reflected in the Company's Consolidated Statements of Cash Flows in its financial statements to be filed with its Annual Report on Form 10-K for its fiscal year ended October 31, 2005.

Comment No. 34
--------------

As indicated on page 14, we note that your holders of stock options are permitted to use their common stock that they own to pay for the exercise of their stock options. In this regard, we also note that the proceeds from stock-based benefit plans as reflected in your cash flows from investing activities is less than the increase in your stockholders' equity. Please expand your disclosures to discuss the noncash component of this activity or tell us why such disclosure is not required pursuant to SFAS 95.

Pamela A. Long
November 17, 2005
Page 17


The Company believes that the information provided in the Consolidated Statements of Cash Flows and Note 13 to its financial statements includes the information needed for an investor to roll-forward the beginning equity balance to the ending equity balance. The table below is being provided to you supplementally by the Company to illustrate the roll-forward for each of the fiscal years included in the 2004 10-K (amounts in thousands):

                                                   2004          2003           2002
                                                ---------------------------------------
Beginning equity                                $1,476,628    $1,129,509     $  912,583
Net income                                         409,111       259,820        219,887
Proceeds from the issuance of stock                               86,241
Proceeds from stock-based
    benefit plans                                   14,725        10,478         12,997
Purchase of treasury stock                         (20,241)      (25,565)       (31,087)
Income tax benefit related to options               18,175         5,320          7,394
Stock bonus awards                                  20,288         9,643          6,855
Contribution to employee
    retirement plan                                  1,301         1,180            883
Rounding                                                               2             (3)
                                                ---------------------------------------
Ending balance                                  $1,919,987    $1,476,628     $1,129,509
                                                =======================================

The value of stock used to exercise options were as follows (amounts in thousands):

          Fiscal Year
             2002                        $2,601
             2003                           858
             2004                         2,599

The shares surrendered do not impact the Company's Consolidated Balance Sheet or Statements of Cash Flows. The Company believes the inclusion of the value of shares surrendered in the cash flow data would likely cause confusion to investors if they were to attempt to roll-forward the equity as demonstrated above. Because of the confusion that would likely result from the inclusion of this information and the immaterial amounts involved, the Company believes the exclusion of these amounts from its disclosure in the supplemental cash flow data is appropriate and that the existing disclosure is adequate. In future filings, the Company will review its disclosures regarding stock options and stock swaps and, if material, include appropriate disclosures.

Comment No. 35
--------------

Provide the disclosures required by paragraph 2(e) of SFAS 148 in your Summary of Significant Accounting Policies footnote.

The Company believes that it provides the disclosures required by SFAS 148 or that such information can be reasonably calculated from the information provided. In Note 1 to its financial statements, "Significant Accounting Policies--New Accounting Pronouncements," the Company indicates that all financial disclosures required by SFAS 148 are included in the notes to the financial statements. Note 7 further indicates that the Company accounts for its stock option plans according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, does not recognize compensation costs upon issuance or exercise of stock options. The Company provides net income, basic net income per share and diluted net income per share on an "as reported" and on a "pro forma" (i.e., as if the fair value-based method described in SFAS No. 123 had been adopted) basis. Based on this information, an investor can subtract the "pro forma" net income from the "as reported" net income to determine the stock-based employee compensation cost, net of related tax effects. The Company will modify these disclosures in future filings in accordance with accounting pronouncements regarding employee stock compensation.

Pamela A. Long
November 17, 2005
Page 18


INVENTORY, PAGE F-8
-------------------

Comment No. 36
--------------

Your accounting policy on page F-8 indicates that capitalized interest costs are reflected in interest expense when the related sale is recorded. As indicated by paragraph 20 of SFAS 34, since interest cost is an integral part of the cost of acquiring a qualifying asset, its disposition shall be the same as that of other components of asset cost. Therefore, all interest capitalized should be included in cost of sales when the related inventory is sold. Revise to reclassify your interest expense related to direct land acquisition, land development and home construction costs accordingly.

The Company will, in future filings, include in cost of sales all interest capitalized when the related inventory is sold.

ACCRUED EXPENSES, PAGE F-10
---------------------------

Comment No. 37
--------------

Disclose three years of your warranty costs. Although this item is a balance sheet item, the impact of warranty costs you accrue effects your statement of income, and therefore, should be presented for the periods that your statement of income is presented. Refer to paragraph 14b of FIN 45.

The Company believes that its disclosure of warranty costs is in accordance with FIN 45. The disclosures required by FIN 45 were required to be included in financial statements for interim and annual periods ending after December 15, 2002. Because the Company has an October 31 fiscal year end, warranty costs for its fiscal year ended October 31, 2002 were not required to be included in the 2004 10-K. In accordance with FIN 45, three years of warranty cost information will be provided with the Company's Annual Report on Form 10-K for its fiscal year ended October 31, 2005.

SUPPLEMENTAL GUARANTOR INFORMATION, PAGE F-18
---------------------------------------------

Comment No. 38
--------------

If true, please revise to clarify that the guarantor subsidiaries are "100% owned" by the parent as required by Rule 3-10(f) of Regulation S-X. We note your use of the term "wholly-owned;" however, that term is not the same as the term "100% owned" in Rule 3-10(h) of Regulation S-X.

Pamela A. Long
November 17, 2005
Page 19


As noted above, while the Company believes "wholly-owned" and "100% owned" are synonymous, the Company will in future filings revise the terminology in its disclosure to indicate that the guarantor subsidiaries are 100% owned by the Company or one of its other 100% owned subsidiaries.

         We trust that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me at your earliest convenience.

                                                  Sincerely,


                                                  Pamela A. Morone

                                                  Pamela A. Morone
                                     For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP
Enclosures
PAM/ka

cc:
         Joseph R. Sicree, Chief Accounting Officer (w/enclosures) Mark K. Kessler, Esq. (w/enclosures)